# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Big Digital Energy, Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 06/11/2026
Filed by CIK 0002101945
Persons authorized to receive notices and communications: Joshua Kilgore, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957; Cam C. Hoang, Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500, Minneapolis, Minnesota (MN), 55402, (612) 492-6109

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; source of funds: working capital (WC); sole voting power 1,550,000; shared voting power 0; sole dispositive power 1,550,000; shared dispositive power 0; aggregate amount beneficially owned 1,550,000 (28.1% of the class)
- Joshua Kilgore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 8,000; shared voting power 1,550,000; sole dispositive power 8,000; shared dispositive power 1,550,000; aggregate amount beneficially owned 1,558,000 (28.2% of the class)
- Cody Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 85,000; shared voting power 0; sole dispositive power 85,000; shared dispositive power 0; aggregate amount beneficially owned 85,000 (1.5% of the class)
- PM Squared, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 14,067; sole dispositive power 0; shared dispositive power 14,067; aggregate amount beneficially owned 14,067 (0.3% of the class)
- Phillip Stanley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 14,067; sole dispositive power 0; shared dispositive power 14,067; aggregate amount beneficially owned 14,067 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Big Digital Energy, Inc.
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Comment: The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned ("Amendment No. 9"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) Endeavor Blockchain, LLC, an Arkansas limited liability company ("Endeavor Blockchain"), with respect to the Shares directly and beneficially owned by it; (ii) Joshua Kilgore ("Mr. Kilgore") as the Managing Member of Endeavor Blockchain and with respect to the Shares beneficially owned by him; (iii) Cody Smith ("Mr. Smith") with respect to the Shares beneficially owned by him; (iv) PM Squared, LLC (DBA PM Squared Financial), a Texas limited liability company ("PM Squared"), with respect to the Shares directly and beneficially owned by it; and (v) Phillip Stanley ("Mr. Stanley"), as Managing Member of PM Squared and with respect to the Shares beneficially owned by him. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address for Endeavor Blockchain and Mr. Kilgore is 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903. The principal business address for PM Squared and Mr. Stanley is 3117 Marquita Dr. Fort Worth Texas 76116. The principal business address for Mr. Smith is 5473 Blair Rd. STE 100 Dallas TX 75231.
Present principal occupation or employment: The principal business of Endeavor Blockchain is to invest in businesses that own and operate Digital Asset mining infrastructure, and AI/High Performance compute assets. The principal business of PM Squared is building, owning, and operating Digital asset mining, AI, and HPC assets. The principal business of Mr. Kilgore is serving as the managing member of Endeavor Blockchain. The principal business of Mr. Smith is serving as a Partner and co-founder of SixThirty.AI LLC (formerly known as Big Digital Energy LLC). The principal business of Mr. Stanley is serving as the managing member of PM Squared.
Criminal convictions in the last five years: No Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Endeavor Blockchain is organized under the laws of the State of Arkansas. PM Squared is organized under the laws of the State of Texas. Messrs. Kilgore, Smith and Stanley are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The common shares (the "Shares") of Big Digital Energy, Inc. (the "Issuer") purchased by each of Endeavor Blockchain, LLC and PM Squared, LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The Shares of the Issuer purchased by each of Joshua Kilgore and Cody Smith were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,550,000 Shares beneficially owned by Endeavor Blockchain, LLC is approximately $8,143,818.01, excluding brokerage commissions. The aggregate purchase price of the 8,000 Shares beneficially owned by Joshua Kilgore is approximately $43,741.34, excluding brokerage commissions. The aggregate purchase price of the 85,000 Shares beneficially owned by Cody Smith is approximately $425,467.38, excluding brokerage commissions. The aggregate purchase price of the 14,067 Shares beneficially owned by PM Squared, LLC is approximately $89,949.69, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Termination of Rights Agreement

On June 5, 2026, the Issuer and Computershare Trust Company, N.A., as rights agent (the "Rights Agent"), executed Amendment No. 1 (the "Amendment") to the Rights Agreement, dated as of February 2, 2026, by and between the Issuer and the Rights Agent (as amended, the "Rights Agreement"). The Amendment accelerates the expiration date of the Rights Agreement to the earlier of June 8, 2026, and the Redemption Date (as defined in the Rights Agreement). At the time of the termination of the Rights Agreement, all of the Rights that were previously distributed to holders of the Issuer's issued and outstanding common stock pursuant to the Rights Agreement will expire. In deciding to accelerate the expiration date to June 8, 2026, the Issuer's Board of Directors determined that an active Rights Agreement is no longer needed to protect stockholder value at this time.

Joint Mining Agreement

On April 27, 2026, the Issuer entered into a Joint Mining Agreement with Big Digital Energy, LLC ("BDE"), (the "Colocation Agreement"). Through the Colocation Agreement, Management desires to bring real revenue into the Issuer in the short term while pursuing its goal to move its operations away from Bitcoin mining towards selectively monetizing excess capacity where economically prudent and aligned with shareholder value creation. The Issuer's core strategy is to optimize the utilization of each megawatt by deploying it toward the highest-value applications, with current priority given to future expansion into AI and high-performance computing ("HPC") data center developments. BDE is deemed an affiliate of the Issuer because it is owned and/or controlled by the Reporting Persons. Entities affiliated with the Reporting Persons hold 60%, 20%, and 20% ownership interests, respectively, in BDE.

Under the terms of the Colocation Agreement, BDE will purchase and deliver approximately 25,000 s19xp mining computers, and the Issuer will provide BDE with approximately 75MW of computing capacity at its facility in Midland, PA. The Parties will operate under a 50%/50% profit-sharing structure, pursuant to which the Issuer will receive all cash net proceeds from the mining operations. The cash revenue will be used for general corporate purposes and asset purchases to ensure the Issuer's use of all available power across its facility locations. As its share of the profit-sharing structure, BDE will receive monthly grants consisting of a combination of (i) shares of the Issuer's common stock, where the number of shares will equal 20% of its share of the monthly cash net proceeds divided by 30-day volume weighted average price of the Issuer's common stock ("VWAP") on the grant date, and (ii) pre-funded warrants to purchase the Issuer's common stock, where the number of underlying shares will equal 80% of its share of the monthly cash net proceeds divided by $20. The pre-funded warrants allowed BDE to purchase the Issuer's common stock at an exercise price of $20 per share and have a five-year term.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated to read as follows: The aggregate percentage of Shares reported owned by each person named herein is based on 5,521,252 Shares outstanding as of May 7, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026. See rows (11) and (13) of the cover pages to this Amendment No. 9 for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Amendment No. 9 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not own directly or through a wholly-owned entity. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not own directly or through a wholly-owned entity. The Reporting Persons own an aggregate of 1,657,067 Shares, representing 30.0% of the Shares outstanding, as of June 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 9 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On June 11, 2026, Endeavor Blockchain, LLC purchased 24,224 Shares at an average weighted price of $6.99 per share in multiple transactions at prices ranging from $6.73 to $7.45 per share, inclusive. On June 12, 2026, Endeavor Blockchain, LLC purchased 25,776 Shares at an average weighted price of $7.33 per share in multiple transactions at prices ranging from $7.00 to $7.70 per share, inclusive.

On June 11, 2026, PM Squared, LLC, purchased 9,662 Shares at an average weighted price of $7.19 in multiple transactions at $7.19 per share. On June 12, 2026, PM Squared, LLC purchased eight shares at a price of $7.62 per share.

On June 11, 2026, Cody Smith purchased 10,000 Shares at a price of $7.05 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended to add the following: On April 27, 2026, the Reporting Persons and the Issuer entered into the Joint Mining Agreement as defined and described in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 is hereby amended to add the following exhibits: 99.1 - Joint Mining Agreement, dated April 27, 2026

## Signatures
- Endeavor Blockchain, LLC: Joshua Kilgore, Managing Member (01/30/2026)
- Joshua Kilgore: Joshua Kilgore, Individual (01/30/2026)
- Cody Smith: Cody Smith, Individual (01/30/2026)
- PM Squared, LLC: Phil Stanley, Managing Member (01/30/2025)